EXHIBIT 11
CONCORDE CAREER COLLEGES, INC.
COMPUTATION OF EARNINGS PER SHARE (EPS)

	Basic EPS Year Ended December 31,			Diluted EPS Year Ended December 31,
	2005	2004	2003	2005	2004	2003
Weighted Average Shares Outstanding	5,894,000	5,980,000	5,880,000	5,894,000	5,980,000	5,880,000
Options..............................................................				213,000	342,000	370,000
Adjusted Weighted Average Shares............	5,894,000	5,980,000	5,880,000	6,107,000	6,322,000	6,250,000
Net Income Available to Common Shareholders.....................................................	$3,726,000	$3,922,000	$ 6,163,000	$3,726,000	$ 3,922,000	$ 6,163,000
Net Income per Share.......................................	$.63.	$.66	$1.05	$.61	$.62	$.99

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Part IV - Page 5